5,
2021




                                                           2         . 333

                   ,


                                  nd (the    Fund   ). The Fund is
investment company registered under the Investment Company Act of 1940 (   1940
Act   ).




1.   We note that portions of the filing, including the Fund   s financial
statements, are




2.                      you
     no

3.
       5, 2021


4.


5.


                                          ing funds.




6.



7.
      disclose that the fund will apply an 80% policy to invest in    public
credit securities and
                   related investments    as required by the Names Rule given
the term
         Credit    in the Fund   s

8.
      pooled vehicles as part of its    fund of funds    structure. Please
disclose the percentage
      of the Fund   s portfolio that will be invested in

       .

9.           describe the Fund   s investible universe with greater
specificity.            p
              additional detail regarding whether the Fund
                                        non
              that the Fund   s investible universe includes government
(including agency) or
                              .

10.
      he Fund   s principal investments. Please also describe
                     .



11.   In the first sentence of the first paragraph, please disclose that the
Fund    and, therefore, the
      Fund   s Shareholders    bear its own operating expenses.

12.




                                                   2   7
       5, 2021


13.


14.

15.   Conf
            und



                           ,   9

16.   Please explain whether the Fund anticipates incurring    Dividend and
Interest Expense on
      Short Sales and Borrowings.    If not, please remove from the fee table.

                                                           ,     11

17.                                                           Underlying Funds
  will generally be
      private investment funds that are not registered under the Investment Company Act.

        it is a key aspect of the Fund   s investment       .

18.



        .

19.



20.



21.


22.




23.


24.   Please remove the    Borrowing, Use of Leverage    risk factor as the
Fund states above that it




                                                 3    7
       5, 2021



25.




26.
                                     ts.




27.                                       statement that    [a] substantial
amount of time may




28.




29.




30.

      of any agreement filed as a    form of    exhibit to the registration

                                          *    *       *




                                                   4       7
      5, 2021




               551 7565 or
551 6963.




                             5   7